Exhibit 99.2

IRREVOCABLE undertaking

This IRREVOCABLE UNDERTAKING (the “Agreement”) is entered into on November [●], 2024 between:

1.	[name], a legal entity under the laws of [jurisdiction] (the “Shareholder”);

2.	Centogene N.V., a public company under the laws of the Netherlands (the “Company” and, together with the Shareholder, the “Parties” and each of them a “Party”).

WHEREAS

A.	On [the date hereof], the Company intends to enter into a share purchase agreement (the “SPA”) with Charme IV, an Italian Fund represented by Charme Capital Partners Limited, (“BidCo”) for the acquisition by BidCo (or an Affiliate (as defined below) of BidCo) from the Company of 100% of the shares in the capital of Centogene GmbH (the “Envisaged Transaction”).

B.	Upon the consummation of the Envisaged Transaction, the Company is envisaged to be dissolved and enter into liquidation (the “Liquidation”).

C.	The Envisaged Transaction requires the approval of the general meeting (algemene vergadering) of the Company (the “General Meeting”) pursuant to article 2:107a of the Dutch Civil Code (the “DCC”) and article 17.10 of the Company’s articles of association (the “Articles of Association”).

D.	The dissolution of the Company and the appointment of a liquidator and custodian of the Company’s books and records require resolutions of the General Meeting pursuant to article 2:19 paragraph 1 under a of the DCC and article 35.1 of the Articles of Association.

E.	The Shareholder holds [number] ordinary shares in the capital of the Company (the “Current Shareholding” and, together with any other ordinary shares in the capital of the directly or indirectly held by the Shareholder on the record date for the EGM (as defined below), the “Subject Shares”).

F.	The Shareholder has determined that it fully supports the Envisaged Transaction and undertakes to exercise and cast its voting rights attached to the Subject Shares in favour of the resolutions (i) to approve the Envisaged Transaction, (ii) to dissolve the Company, (iii) to appoint the Company’s liquidator and custodian of the Company’s books and records, (iv) to release the Company’s managing directors from liability for the exercise of their duties and (iv) to release the Company’s supervisory directors from liability for the exercise of their duties (collectively, the “Resolutions”) at the extraordinary General Meeting to be held as soon as possible after the execution of this Agreement (the “EGM”).

G.	For the purpose of this Agreement, “Affiliate” means the ultimate parent of a Party and any and all persons with respect to which now or hereafter the ultimate parent of a Party, directly or indirectly, holds more than 50% (fifty per cent) of the nominal value of the share capital issued, or more than 50% (fifty per cent) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such Party.

THE PARTIES NOW HEREBY AGREE AS FOLLOWS

1.	The Shareholder irrevocably undertakes to and agrees with the Company to exercise and cast its voting rights attached to all Subject Shares (i) in favour of the Resolutions at the EGM and (ii) against any voting item that is aimed at or reasonably expected to delay, prevent or impede the implementation or consummation of the Envisaged Transaction and/or the Liquidation in whole or in part.

2.	The Shareholder irrevocably undertakes to and agrees with the Company not to offer, sell, transfer, charge, pledge or grant any option over or otherwise dispose of any of the Subject Shares or any securities convertible into or exercisable or exchangeable for shares in the Company or enter into any financial arrangement having a similar effect until after the record date for the EGM.

3.	Clauses 1, 2, 4 and 5 are irrevocable third-party stipulations for no consideration (onherroepelijk derdenbedingen om niet) for the benefit of BidCo, which may be assigned by BidCo to any of its Affiliates.

4.	The Shareholder agrees not to (and shall procure that its Affiliates shall not) make, commence, continue, join or otherwise support any claim or proceeding against the Company, any of its Affiliates or any of the Company’s or any of its Affiliates’ current or former directors, officers, employees or advisers (including Affiliates of advisers) nor against BidCo and any of its Affiliates relating to (i) the negotiation or signing of this Agreement or the SPA, (ii) discovery of communications or other documents or data relating to the Envisaged Transaction (including the negotiations of the SPA) or (iii) the consummation or implementation of the Envisaged Transaction, the Liquidation or any other transaction contemplated by the SPA, including any claim or proceeding (a) challenging the validity of, or seeking to prohibit or enjoin the operation or implementation of, any provision of this Agreement (which, for the avoidance of doubt, does not prevent the Shareholder from seeking enforcement of any provision of this Agreement) or the SPA, (b) challenging or seeking to prohibit or enjoin the EGM, the voting or decision-making on any items on the agenda of the EGM or the exercise of voting rights (or counting of votes cast) by any shareholder of the Company in respect of any of the items on the agenda of the EGM, (c) alleging a breach of any fiduciary or other duty of the Company’s management board and/or supervisory board in connection with the Envisaged Transaction, or (d) regarding public disclosure to the Company’s shareholders in connection with the Envisaged Transaction.

5.	The Shareholder agrees not to (and shall procure that its Affiliates shall not) make, commence, continue, join or otherwise support any claim or proceeding against MTS Health Partners, L.P., any of its Affiliates or its and their respective partners, directors, officers, members, employees, consultants, representatives and agents, and successors and assigns of the foregoing persons, or any other person, if such could, directly or indirectly, result in indemnification by the Company or Centogene GmbH under the indemnification obligations of the Company (and, following assignment of such obligations to Centogene GmbH, the indemnification obligations of Centogene GmbH) set forth in Section 8 and Annex A of that certain Engagement Letter, dated as of September 13, 2022, by and between the Company and MTS Health Partners, L.P., as amended by Amendment #1 thereto, dated May 17, 2023 and Amendment #2 thereto, dated October 7, 2024.

6.	The Shareholder warrants and represents to the Company that on the date of this Agreement (i) it has all necessary power and authority to enter into this Agreement and perform its obligations hereunder, (ii) the Subject Shares are free from any encumbrance (except for customary custodian liens or prime broker charge) and not subject to any agreement regarding transfer, disposal and/or encumbrance of any such Subject Shares, (iii) it has full legal and beneficial ownership of the Subject Shares and (iv) it has or will have all relevant power to cause the relevant Subject Shares to be voted in accordance with this Agreement.

7.	This Agreement shall automatically terminate with immediate effect upon the SPA being terminated in accordance with its terms.

8.	This Agreement contains the entire agreement between the Parties in respect of the subject matters contained herein and supersedes all previous agreements, whether oral or in writing, between the Parties relating to such subject matters. All amendments or supplements to this Agreement must be in writing and signed by each Party. Each Party shall pay its own costs and expenses incurred in the preparation and execution of this Agreement. The Parties hereby waive any right to rescind or demand in legal proceedings the rescission of this Agreement in whole or in part. If a Party has made an error in relation to this Agreement, it shall bear the risk thereof. To the extent permitted by law each Party hereby waives its rights under articles 6:228 and 6:230 of the DCC to nullify (vernietigen) on the grounds of error (dwaling), or demand in legal proceedings the nullification (vernietiging) or amendment (wijziging) of this Agreement. The Shareholder agrees that any future announcements made by the Company in respect of the Envisaged Transaction may include a reference to this Agreement and its contents.

9.	This Agreement is governed by, and shall be construed in accordance with, the laws of the Netherlands. Any dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, shall be exclusively submitted to the jurisdiction of the competent court in Amsterdam, the Netherlands.

(signature page follows)

Signature page to an irrevocable undertaking

[Shareholder], represented by:

Name:
Title:

Centogene N.V., represented by:

Name:
Title: